UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

In order to meet the mandatory conversion of all the convertible bonds (the "Bonds"), which took place on July 7, 2014, PRISA, under the terms of the issuance of the Bondsi:

(i)	has issued 421,359,217 new Class A common shares, whose total aggregate issue price amounts to €433,999,993.51, and

(ii)	will pay in cash a total aggregate amount of €6.488794, as consideration for the fractions resulting from the calculation of the relevant shares to be delivered to the holders of the Bonds.

As a result of the total mandatory conversion and the capital increase in the amount of 42,135,921.70, PRISA share capital has been set at the amount of €183,364,600.70, represented by 1,833,646,007 Class A common shares, of €0.10 par value each, numbered consecutively from 1 to 1,833,646,007.

The public deed of conversion, capital increase and redemption of the Bonds has been recorded in the Madrid Commercial Registry on July 17 2014, with entry number 561ª.

The admission to trading of the new ordinary shares will be applied on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, July 17, 2014

i Resolution to issue bonds and increase capital approved by the Ordinary General Shareholders Meeting of PRISA held on June 30, 2012 and reported by Relevant Information dated June 30 and July 6, 2012, with CNMV registration numbers 168774 and 169376.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors
July 17, 2014